Filed by Kilroy Realty Corporation
Commission File No. 1-12675
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Kilroy Realty Corporation
Commission File No. 1-12675

This filing relates to the proposed merger of Kilroy Realty Corporation, a Maryland corporation (“KRC”), and San Francisco Flower Growers' Association, a California corporation (“SFFGA”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 11, 2014, by and between KRC and SFFGA.

Contact:	FOR RELEASE:
Tyler H. Rose	July 21, 2014
Executive Vice President
and Chief Financial Officer
(310) 481-8484 or
Michelle Ngo
Senior Vice President
and Treasurer
(310) 481-8581

KILROY REALTY EXECUTES AGREEMENT TO ACQUIRE
CENTRAL SOMA DEVELOPMENT OPPORTUNITY

LOS ANGELES, CA, July 21, 2014 – Kilroy Realty Corporation (NYSE: KRC) today announced that on July 11, 2014 it executed a merger agreement to acquire all the outstanding shares of San Francisco Flowers Growers' Association (“SFFGA”), a privately owned entity whose only material asset as of the closing of the proposed merger is anticipated to be a 1.9 acre land site in Central SOMA, in a transaction valued at approximately $27.0 million. The acquisition will be financed by KRC directly issuing approximately $22.0 million of its common stock to SFFGA shareholders and the immediate repayment of approximately $4.6 million of outstanding debt and transaction related expenses. The 1.9 acre land site is located at the corner of Brannan Street and 6th Street in Central SOMA, a prime San Francisco area between Showplace Square and the South Financial district.

KRC’s acquisition of SFFGA is contingent upon the adoption of the merger agreement and the approval of the principal terms of the merger by SFFGA’s shareholders holding a majority of the outstanding shares of SFFGA common stock. The transaction will be structured as a merger that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 at the request of SFFGA to allow the SFFGA shareholders to defer a portion of the U.S. federal income tax that would have otherwise resulted from a taxable sale of the real property followed by a distribution of the proceeds of the sale to the SFFGA shareholders. In connection with the proposed transaction, KRC expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of SFFGA that also constitutes a prospectus of KRC. It is anticipated that the proposed transaction will close by the end of the year.

About Kilroy Realty Corporation. With more than 65 years’ experience owning, developing, acquiring and managing real estate assets in West Coast real estate markets, Kilroy Realty Corporation (KRC), a publicly traded real estate investment trust and member of the S&P MidCap 400 Index, is one of the region’s premier landlords. The company provides physical work environments that foster creativity and productivity, and serves a roster of dynamic, innovation-driven tenants, including technology, entertainment, digital media and health care companies.

At March 31, 2014, the company’s stabilized portfolio totaled 13.3 million square feet of office properties, all located in the coastal regions of greater Seattle, the San Francisco Bay Area, Los Angeles, Orange County and San Diego. 41% of the company’s properties were LEED certified and 55% of the eligible properties were ENERGY STAR certified. In addition, KRC has approximately 2.5 million square feet of new office development under construction with a total estimated investment of approximately $1.5 billion. More information is available at http://www.kilroyrealty.com.

About San Francisco Flower Growers’ Association. SFFGA is a California corporation headquartered in San Francisco, California. SFFGA was incorporated in 1923 as a cooperative organized by local flower and fern growers. Its primary business is to own and operate a portion of the real estate on which the San Francisco Flower Mart is situated.

Additional Information and Where You Can Find It. In connection with the proposed transaction, KRC expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of SFFGA that also constitutes a prospectus of KRC. SFFGA and KRC also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by SFFGA and KRC with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by SFFGA with the SEC will be available free of charge by contacting SFFGA at (415) 781-8410. Copies of the documents filed by KRC with the SEC will be available free of charge by contacting KRC Investor Relations at (310) 481-8400.

SFFGA and KRC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about KRC’s executive officers and directors in KRC’s definitive proxy statement filed with the SEC on April 11, 2014. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from SFFGA or KRC using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on our current expectations, beliefs and assumptions, and are not guarantees of future performance. Forward-looking statements are inherently subject to uncertainties, risks, changes in circumstances, trends and factors that are difficult to predict, many of which are outside of our control. Accordingly, actual performance, results and events may vary materially from those indicated in forward-looking statements, and you should not rely on forward-looking statements as predictions of future performance, results or events. Numerous factors could cause actual future performance, results and events to differ materially from those indicated in forward-looking statements, including, among others, risks associated with: investment in real estate assets, which are illiquid; trends in the real estate industry; significant competition, which may decrease the occupancy and rental rates of properties; the ability to successfully complete acquisitions and dispositions on announced terms; the ability to successfully operate acquired properties; the availability of cash for distribution and debt service and exposure of risk of default under debt obligations; adverse changes to, or implementations of, applicable laws, regulations or legislation; and the ability to successfully complete development and redevelopment projects on schedule and within budgeted amounts. These factors are not exhaustive. For a discussion of additional factors that could materially adversely affect our business and financial performance, see the factors included under the caption “Risk Factors” in our annual report on Form 10-K/A for the year ended December 31, 2013 and our other filings with the Securities and Exchange Commission. All forward-looking statements are based on information that was available, and speak only as of the date on which they are made. Neither KRC nor SFFGA assume any obligation to update any forward-looking statement made in this press release that becomes untrue because of subsequent events, new information or otherwise, except to the extent required in connection with ongoing requirements under U.S. securities laws.